September 29, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	HFF, Inc. Registration Statement on Form S-3 Registration No. 333-159345
Ladies and Gentlemen:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the afore-mentioned Registration Statement be accelerated so that it will become effective as of 1:00 p.m., Eastern Time, on September 30, 2009, or as soon thereafter as practicable.
          The Registrant acknowledges that:
          1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
          2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
          3. the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HFF, INC.
/s/ Gregory R. Conley
Gregory R. Conley
Chief Financial Officer